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                                                                       EXHIBIT 4

                         DESCRIPTION OF CAPITAL STOCK

      The authorized capital stock of the Company consists of 50,000,000 shares of common stock and 70,000,000 shares of preferred stock, par value $.01 per share ("Preferred Stock"). The Common Stock is divided into two classes: Class A Common Stock and Class B Common Stock. The Class A Common Stock and the Class B Common Stock are collectively referred to as "Common Stock."

COMMON STOCK

      As of March 31, 1998, 11,158,150 shares of Common Stock were outstanding and held of record by approximately 195 persons.

      The holders of Class A Common Stock are entitled to one vote for each share held on all matters submitted to a vote of Common stockholders. The holders of Class B Common Stock are entitled to ten votes for each share held on all matters submitted to a vote of Common stockholders. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the voting power of shares of Common Stock outstanding can elect all the directors, and the holders of the remaining shares will not be able to elect any directors. Each share of Common Stock is entitled to participate equally in dividends, if, as and when declared by the Company's Board of Directors, and in the distribution of assets in the event of liquidation, subject in all cases to any prior rights of outstanding shares of Preferred Stock. The Company has never paid cash dividends on its Common Stock. The shares of Common Stock have no preemptive rights, redemption rights or sinking fund provisions. The outstanding shares of Common Stock are, and the shares of Common Stock offered hereby upon issuance and sale will be, duly authorized, validly issued, fully paid and nonassessable.

      Certain holders of Class B Common Stock have entered into a voting agreement (the "Voting Agreement"). The parties to the Voting Agreement include Messrs. Payne, Duffey, Fingerhut, Millard and Stedman and certain other stockholders. Pursuant to the Voting Agreement, each stockholder who is a party has agreed not to sell his shares of Common Stock to a Competitor of the Company and not to vote in favor of any merger, consolidation or other similar business combination with a Competitor of the Company. The term "Competitor" is defined to mean any person or entity who is engaged in the funeral service, cemetery, crematory or related lines of business that, at the time of any proposed Disposition (as defined in the Voting Agreement), or at any time within the 12-month period preceding the date of the proposed Disposition, has any operations within a 50-mile radius of any locations of the Company or an entity that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the Company, and includes any other person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with any such person or entity.

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      Each share of Class B Common Stock is convertible at any time, at the option of the registered holder thereof, into one share of Class A Common Stock. In addition, each share of Class B Common Stock automatically converts into one share of Class A Common Stock upon a sale or transfer to anyone other than a permitted transferee. In any event, all outstanding shares of Class B Common Stock will be automatically converted into shares of Class A Common Stock on December 31, 2001.

PREFERRED STOCK

      As of March 31, 1998, the Company's outstanding Preferred Stock consisted of 1,682,500 shares of Series D Preferred Stock and 12,278,285 shares of Series F Preferred Stock.

      The Company is authorized to issue 70,000,000 shares of Preferred Stock. The Company's Board of Directors may establish, without stockholder approval, one or more classes or series of Preferred Stock having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the Board of Directors may designate. The Company believes that this power to issue Preferred Stock provides flexibility in connection with possible corporate transactions. The issuance of Preferred Stock, however, could adversely affect the voting power of holders of Common Stock and restrict their rights to receive payments upon liquidation of the Company. It could also have the effect of delaying, deferring or preventing a change in control of the Company.

SERIES D PREFERRED STOCK

      As of March 31, 1998, the Company had 1,682,500 shares of Series D Preferred Stock issued and outstanding. The following description is a summary of the Certificate of Amendment to the Certificate of Designation for the Series D Preferred Stock, and it is qualified in its entirety by reference to that document.

      DIVIDENDS. The Series D Preferred Stock ranks, with respect to dividend rights and distribution of assets on liquidation, senior and prior to Common Stock and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, Series D Preferred Stock. Holders of Series D Preferred Stock are entitled to receive cumulative annual cash dividends ranging from $.06 to $.07 per share payable quarterly, depending upon when such shares were issued. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series D Preferred Stock then outstanding will be entitled to receive an amount of cash per share equal to $1.00, together with all accrued and unpaid dividends, after any distribution is made on any senior securities and before any distribution is made on any junior securities, including Common Stock. As long as any shares of Series D Preferred Stock are outstanding, the Company may not pay a dividend (other than stock dividends in Common Stock) or other distribution on or repurchase Common Stock, directly or indirectly, unless all past due cumulative dividends on the Series D Preferred Stock have been paid. The terms of Series D Preferred Stock may be amended with the consent of the holders of a majority of the outstanding shares of Series D Preferred Stock.

      REDEMPTION. The Series D Preferred Stock is mandatorily redeemable by the Company on December 31, 2001 (subject to conversion rights at any time on or prior to November 30, 2001) at

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a redemption price of $1.00 per share plus all accrued and unpaid dividends to the date of redemption. The Series D Preferred Stock is redeemable, in whole or in part, at the option of the Company at any time during the period commencing on the second anniversary of the consummation of the Offering and ending on December 31, 2001 (subject to conversion rights up to 15 days prior to the redemption date) at a redemption price of $1.00 per share plus accrued and unpaid dividends to the date of redemption. Partial redemptions must be pro rata.

      CONVERSION. The Series D Preferred Stock is convertible at any time into Class B Common Stock at a conversion price equal to the average market price for the ten days preceding the date of delivery of notice of conversion on the principal securities market on which the Class A Common Stock is then traded. At March 31, 1998, the conversion price was $22.625, yielding, a total of 74,364 shares of Class B Common Stock that would be issuable upon the conversion of the 1,682,500 shares of Series D Preferred Stock outstanding.

      VOTING RIGHTS. The Series D Preferred Stock has general voting rights on all issues submitted to stockholders. The number of votes to which each share of Series D Preferred Stock is entitled is a fraction of a vote determined by (i) dividing $1.00 by the then effective conversion price per share and (ii) dividing the resulting fraction by 20. The Series D Preferred Stock is entitled, as a separate class, to vote upon (or consent to) any amendment to the Charter, Bylaws or Certificate of Designation which would adversely affect the rights or powers of the Series D Preferred Stock. The requisite vote for approval is a majority of the shares of Series D Preferred Stock outstanding.

SERIES F PREFERRED STOCK

      Through March 31, 1998, the Company has issued 19,999,992 shares of Series F Preferred Stock in one transaction. A total of 7,721,707 shares have been converted to Class A Common Stock, leaving 12,278,285 shares outstanding at March 31, 1998. The following description is a summary of the Certificate of Designation, as amended, for the Series F Preferred Stock, and it is qualified in its entirety by reference to that document.

      DIVIDENDS. The Series F Preferred Stock ranks, with respect to dividend rights and distribution of assets on liquidation, senior and prior to Common Stock and the Series D Preferred Stock (together, the "Junior Stock") and junior to, or on parity with, as the case may be, any other stock of the Company designated as senior to, or on parity with, as the case may be, Series F

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Preferred Stock. Holders of Series F Preferred Stock are currently entitled to receive cumulative annual cash dividends of $.042 per share payable quarterly. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of Series F Preferred Stock then outstanding will be entitled to receive an amount of cash per share equal to $1.00, together with all accrued and unpaid dividends, after any distribution is made on any senior securities and before any distribution is made on any junior securities, including Common Stock and Series D Preferred Stock. As long as any shares of Series F Preferred Stock are outstanding, the Company may not pay a dividend (other than stock dividends in Junior Stock) or other distributions on or repurchase Junior Stock, directly or indirectly, unless all past due cumulative dividends on the Series F Preferred Stock have been paid. The terms of Series F Preferred Stock may be amended with the consent of the holders of a majority of the outstanding shares of Series F Preferred Stock.

      REDEMPTION. The Series F Preferred Stock is mandatorily redeemable by the Company on December 31, 2007 (subject to conversion rights at any time on or prior to November 30, 2007) at a redemption price of $1.00 per share plus all accrued an unpaid dividends to the date of redemption. The Company may not redeem the Series F Preferred Stock prior to December 31, 2007.

      CONVERSION. The Series F Preferred Stock is convertible at any time into Class A Common Stock at a current conversion base price of $17.00 per share, subject to adjustment for certain antidilutive events. The conversion base price increases to $18.00 per share on January 1, 1999 and increases by $1.00 per share each January 1 thereafter until January 1, 2002 at which time the conversion base price will be equal to the market price of the Class A Common Stock.

      VOTING RIGHTS. The Series F Preferred Stock has general voting rights on all issues submitted to stockholders. The number of votes to which each share of Series F Preferred Stock is entitled is a fraction of a vote determined by dividing $1.00 by the conversion price per share in effect on the record date for determining stockholders entitled to vote on such matter. The Series F Preferred Stock is entitled, as a separate class, to vote upon (or consent to)
(i) any amendment to the Charter, Bylaws or Certificate of Designation which would adversely affect the rights or powers of the Series F Preferred Stock and
(ii) any issuance by the Company of any Preferred Stock or other class or series of the Company's capital stock that is senior or preferential to the Series F Preferred Stock in any distribution of the Company's assets in connection with the liquidation, dissolution or winding up of the affairs of the Company.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

      The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person becomes an interested stockholder unless (a) before that person became an interested stockholder, the Company's Board of Directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (b) upon completion of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right

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to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (c) following the transaction in which that person became an interested stockholder, the business combination is approved by the Company's Board of Directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

      Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

      The Company's Board of Directors is divided into three classes. The directors of each class are elected for three-year terms, with the terms of the three classes staggered so that directors from a single class are elected at each annual meeting of stockholders. Stockholders may remove a director only for cause upon the vote of holders of at least 80% of voting power of the outstanding shares of Common Stock. In general, the Board of Directors, not the stockholders, has the right to appoint persons to fill vacancies on the Board of Directors.

      The Charter provides that special meetings of holders of Common Stock may be called only by the Company's Board of Directors and that only business proposed by the Board of Directors may be considered at special meetings of holders of Common Stock.

      The Charter provides that the only business (including election of directors) that may be considered at an annual meeting of holders of Common Stock, in addition to business proposed (or persons nominated to be directors) by the directors of the Company, is business proposed (or persons nominated to be directors) by holders of Common Stock who comply with the notice and disclosure requirements set forth in the Certificate of Incorporation. In general, the Charter requires that a stockholder give the Company notice of proposed business or nominations no later than 60 days before the annual meeting of holders of Common Stock (meaning the date on which the meeting is first scheduled and not postponements or adjournments thereof) or (if later) ten days after the first public notice of the annual meeting is sent to holders of Common Stock. In general, the notice must also contain information about the stockholder proposing the business or nomination, the stockholder's interest in the business, and (with respect to nominations for director) information about the nominee of the nature ordinarily required to be disclosed in public proxy solicitation statements. The stockholder also must submit a notarized letter from each of the stockholder's nominees stating the nominee's acceptance of the nomination and indicating the nominee's intention to serve as director if elected.

      The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless the corporation's certificate of incorporation or bylaws requires a greater percentage. The Charter provides that approval by the holders of at least 662/3 of the voting

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power of the outstanding voting stock of the Company is required to amend the provisions of the Charter previously discussed and certain other provisions.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the Common Stock is American Stock Transfer & Trust Company.

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